TransAlta expands development in Quebec with 66 MW New Richmond wind project

CALGARY, ALBERTA (March 28, 2011) –TransAlta Corporation (TSX:TA) (NYSE:TAC) today announced it will be expanding its wind portfolio in Quebec by moving ahead with construction of the 66-megawatt (MW) New Richmond wind project located on the Gaspé Peninsula. The cost of the project is estimated at about $205 million.

New Richmond is contracted under a long-term 20-year Power Purchase Agreement (PPA) with Hydro-Québec Distribution. TransAlta is working with ENERCON for the supply and installation of 33 E82 wind turbines and construction of the associated infrastructure. Commercial operations are expected to commence in the fourth quarter of 2012.

“As a part of our wind growth strategy, the addition of the New Richmond project will increase our wind portfolio to 1,139 MW,” said Steve Snyder, President and CEO. “Building our presence in a key market such as Quebec is an important part of our goal to enhance shareholder value, as well as strengthen our position as the premier wind power generator in Canada.”

The decree for New Richmond was issued by the Quebec government this morning allowing TransAlta to begin pre-construction work in April.  The decree also allows TransAlta to pursue the necessary certificates of approval from various provincial ministries.

“We appreciate the relationships we have built with the municipalities of New Richmond, St-Alphonse and Caplan, in which the wind turbines will be installed, and look forward to playing a part in the long-term sustainability of these communities,” said Snyder.

Once completed, the New Richmond wind facility will produce enough energy to power about 10,500 Quebec homes and is expected to generate about 100 jobs during the development and construction phases. TransAlta currently operates one wind facility in Quebec, the 99 MW Le Nordais wind facility, also located on the Gaspé Peninsula.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Bob Klager

Director, Public Affairs

Phone:  (403) 267-7330 or Email: robert_klager@transalta.com

Investor inquiries:

Jess Nieukerk

Director, Investor Relations

Phone: (403) 267-3607 or Email: jess_nieukerk@transalta.com